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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or
13(e)(1) of the Securities Exchange Act of 1934

OFFICEMAX INCORPORATED
(Name of Subject Company (Issuer))

OFFICEMAX INCORPORATED (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $2.50 Par Value
(Title of Class of Securities)

67622P101
(CUSIP Number of Class of Securities)

Matthew R. Broad
Executive Vice President and General Counsel
OfficeMax Incorporated
150 Pierce Road
Itasca, IL 60143-1290
Telephone: (630) 773-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
John H. Bitner, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street
Suite 3100
Chicago, IL 60602
Telephone: (312) 807-4306

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$799,000,000	$94,042.30

*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 23,500,000 outstanding shares of Common Stock at the maximum tender offer price of $34.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,042.30
Form or Registration No.: Schedule TO
Filing Party: OfficeMax Incorporated
Date Filed: March 30, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on March 30, 2005, as amended and supplemented by Amendment No. 1 filed with the Commission on April 11, 2005 (the "Schedule TO") by OfficeMax Incorporated, a Delaware corporation ("Company," "OfficeMax" or "we"), relating to the offer by OfficeMax to purchase up to 23,500,000 shares of its common stock, $2.50 par value per share (the "Shares"), including the associated common stock purchase rights issued under the Renewed Rights Agreement, dated as of September 25, 1997 and amended and restated as of December 12, 2003, or such lesser number of Shares as are properly tendered and not properly withdrawn, at a single price between $30.00 and $34.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the original Tender Offer Statement on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed previously filed with the original Tender Offer Statement on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively, are hereby amended and supplemented as follows:

        1.     The following paragraph is added at the end of the answer to "What will the purchase price for the shares be and what will be the form of payment?" in the Summary Term Sheet, on page 2 in the Offer to Purchase:

          The lower end of the price range for the tender offer is below the current market price for the shares. On March 29, 2005, the last full trading day prior to the commencement of the tender offer, the last reported sale price of our common stock on the NYSE was $33.21. The last reported sale price of our common stock on the NYSE on April 14, 2005 was $33.19. Shareholders are urged to obtain current market prices for the common stock.

        2.     The following paragraph is added after the second to last paragraph on page 10 of the Offer to Purchase:

          Note that election (1) in the preceding paragraph could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using that election will be available for purchase at the minimum price of $30.00 per share and, as a result, it is possible that that election could result in your shares being purchased at the minimum price of $30.00 per share. The lower end of the price range for the tender offer is below the current market price for the shares. On March 29, 2005, the last full trading day prior to the commencement of the tender offer, the last reported sale price of our common stock on the NYSE was $33.21. The last reported sale price of our common stock on the NYSE on April 14, 2005 was $33.19. Shareholders are urged to obtain current market prices for the common stock.

        3.     The paragraph immediately following the table of high and low reported sale prices of the common stock and dividends declared in Section 8 ("Price Range of Shares; Dividends; Our Rights Agreement") on page 27 of the Offer to Purchase is amended to read in its entirety as follows:

        The lower end of the price range for the tender offer is below the current market price for the shares. On March 29, 2005, the last full trading day prior to the commencement of the tender offer, the last reported sale price of our common stock on the NYSE was $33.21. The last reported sale price of our common stock on the NYSE on April 14, 2005 was $33.19. Shareholders are urged to obtain current market prices for the common stock.

        4.     The second sentence in the first full paragraph in Section 15 ("Extension of the Offer; Termination; Amendment") on page 38 is amended by replacing the words "in our sole discretion" in the fifth and sixth lines of that paragraph with the words "if any of the events set forth in Section 7 has occurred or is deemed by us to have occurred".

        5.     As a result of the extension of the expiration date of the Offer, the deadline for participants in OfficeMax's 401(k) Plan to return the Trustee Direction Form to the Depositary is extended to 12:00 Midnight, Wednesday, May 4, 2005. If a participant wants to tender all or part of the equivalent shares held in the participant's 401(k) Plan account, the participant should mail the Trustee Direction Form so that it is received by the Depositary no later than that time.

Item 10. Financial Statements.

        Item 10(a) of the Schedule TO is hereby amended in its entirety to read as follows:

        (a)   Financial Information. Not applicable.

Item 11. Additional Information.

        Item 11 of the Schedule TO is amended and supplemented by adding the following:

        OfficeMax announced on April 14, 2005 that Sam Duncan will assume the role of the company's president and chief executive officer, effective April 18. A copy of OfficeMax's press release announcing the extension is attached as exhibit (a)(5)(E) to this Amendment No. 2 and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

  (a)
  (5)(E)  Press Release, dated April 14, 2005, announcing that Sam Duncan will assume the role of OfficeMax's president and chief executive officer.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICEMAX INCORPORATED
By:	/s/ MATTHEW R. BROAD
	Name:	Matthew R. Broad
	Title:	Executive Vice President and General Counsel

Dated: April 15, 2005

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